Exhibit 12
GARDNER DENVER, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the Nine
	Months Ended
	September 30,		For the Years Ended December 31,
	2007		2006		2005		2004		2003		2002

Earnings:
Income before income taxes	$187,976		$200,615		$95,644		$52,286		$30,358		$28,827
Fixed charges	25,271		43,530		35,746		12,704		6,019		7,483

Earnings as defined	$213,247		$244,145		$131,390		$64,990		$36,377		$36,310

Fixed Charges:
Interest expense	$20,161		$37,379		$30,433		$10,102		$4,748		$6,365
Rentals — portion representative of interest	5,110		6,151		5,313		2,602		1,271		1,118

Total fixed charges	$25,271		$43,530		$35,746		$12,704		$6,019		$7,483

Ratio of Earnings to Fixed Charges	8.4	x	5.6	x	3.7	x	5.1	x	6.0	x	4.9	x